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Mr. Jeff J.F. Feng                                  Dan Matsui/Eugene Heller
Assistant to Chairman                               Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                 1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                          Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                             Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                    Fax: (310) 208-0931
        ------------------------                    E-mail: dmatsui@sha-ir.com
Tel: (011) 86-752-2808-188
Fax: (011) 86-752-2803-101


                       QIAO XING UNIVERSAL TELEPHONE, INC.
               RECEIVES PROVINCIAL GOVERNMENT APPROVAL TO PRODUCE
                      NEW CDMA cellular TELEPHONES IN CHINA

HUIZHOU, CHINA (March 13, 2000) -- Qiao Xing Universal Telephone, Inc. (NASDAQ
NMS: XING) today announced it received approval from the government of Guangdong Province to manufacture code division multiple access (CDMA) cellular telephones.

Cellular telephones sold in the U.S. already use this new wireless, digital technology which produces superior voice and data transmission quality compared to equipment using global system for mobile communications (GSM) technology, currently used in China and widely used in European countries. Analysts estimate mobile cellular telephones have penetrated only about 2% of the Chinese market, which appears to offer attractive growth potential.

Provincial government approval is an important first step for the Company. Additional steps are needed before production and distribution can occur, including adopting the new technology and establishing production and distribution agreements. In addition, approval at other governmental levels is needed before sales can be made in China.

Qiao Xing's chairman, Mr. Riu Lin Wu, is optimistic about the likelihood the Company will receive the requisite approvals, commenting: "We are quite pleased to have been selected by our provincial government and will begin preparing our production facilities. The Chinese market for CDMA cell phones is large, and we are well prepared, technologically and in overall production and marketing capacity, to meet the challenge of making this technology available to all. We consider China as our primary market for CDMA cellular phones and stand ready to support any CDMA standard our government may set."

"We hope the State Economic Development and Planning Committee and the Ministry of Information will recognize our capabilities." Mr. Wu concluded.

In August 1995, Qiao Xing became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive throughout China and includes 1,350 retail store locations. In 1997 and 1998, Qiao Xing Universal Telephone, Inc. ranked #2 in telephone sales in China.
                                   - More -
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Qiao Xing Universal Telephone Company, Inc.
Page Two

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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